

Gene Ukrainsky · 3rd

ENT physician/ Owner at Dr. Gennady
Ukrainsky, MD PC

New York, New York, United States ·

Contact info

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 **Ziphycare**

**Stony Brook University
Health Sciences Center...**

Experience



Co-founder, Chief R&D

Ziphycare · Part-time

Mar 2018 – Present · 3 yrs 6 mos

New York, United States

Zipnhycare is the next generation in digital healthcare,
providing remote diagnosis at home via an innovative solution
to a logistical problem: building the bridge between
telemedicine and an in-person exam.
Ziphycare allows users to receive at-home visits 24/7, within
one hour if needed. Our on-site care coordinators bring a
proprietary, portable, hospital-grade 'diagnostic toolbox' into
the home, and work in real time with a remotely located



Co-Founder, Co-CEO

MDwithME

Mar 2012 – Present · 9 yrs 6 mos
Greater New York City Area

MDwithME is a turnkey comprehensive telemedicine solution provider that takes telemedicine to a completely new level. Currently, it is the only company on the market offering most inclusive integrated soft and hardware patented cc ...see more

ENT physician/ Owner

Dr. Gennady Ukrainsky, MD PC · Full-time
Aug 2005 – Present · 16 yrs 1 mo
New York, United States

Education

Stony Brook University Health Sciences Center School of Medicine

Doctor of Medicine (M.D.), Medicine
1996 – 2000



New York University - College of Dentistry

DDS, Dentistry
1992 – 1996



New York University

Bachelor's Degree
1990 – 1992



